2024 REFERENCE FORM 2024 Itaú Unibanco Holding S.A.

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base Date: 12.31.2024

(in accordance with Attachment C to CVM Resolution No 80 of March 29, 2022 "CVM Resolution No 80")

Identification	Itaú Unibanco Holding S.A., a corporation enrolled under the National Register of Legal Entities/Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23, with its Articles of Incorporation registered with the Trade Board of the State of São Paulo under NIRE No. 35.3.0001023-0, and registered as a publicly-held company with the Brazilian Securities and Exchange Commission ("CVM") under No. 19348 ("Bank" or "Issuer").
Head Office	The Issuer's head office is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902.
Investor Relations Office	The Investor Relations department is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 12º andar, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902. The Group Head of Investor Relations is Mr. Gustavo Lopes Rodrigues. The Investor Relations Department's telephone number is +5511 2794-3547, fax number is +55 11 5019-8717, and email is ri@itau-unibanco.com.br.
Independent Auditors Firm	PricewaterhouseCoopers Auditores Independentes Ltda. for the years ended 12/31/2024, 12/31/2023 and 12/31/2022.
Bookkeeping Agent	Itaú Corretora de Valores S.A.
Stockholders Service	The Issuer's stockholders' service is carried out at the branches of Itaú Unibanco S.A., the head office of which is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902.
Newspapers from which the Company discloses Information	O Estado de São Paulo newspaper.
Website	The information contained on the Company's website is not an integral part of this Reference Form. https://www.itau.com.br/relacoes-com-investidores/en/
Last update of this Reference Form	01/13/2026

Historical resubmission Version Reasons for resubmission Date of update V2 Updated items: 7.1D, 7.3, 7.4 and 7.8 06/11/2025 V3 Updated items: 7.3, 7.4 and 7.8 06/24/2025 V4 Updated items: 3.1, 3.2 and 8.1 08/05/2025 V5 Updated items 4.4, 4.5, 4.7 and 12.7 08/14/2025 V6 Updated items 7.4, 7.8 and 12.7 09/03/2025 V7 Updated items 7.4, 7.8 and 12.7 10/20/2025 V8 Updated items 3.1, 3.2, 7.3 and 7.8 11/04/2025 V9 Updated items 4.4, 4.5, 4.7, 6.1/6.2, 6.3, 6.4, 6.5, 6.6, 7.3, 7.8, 12.1 and 12.9 12/11/2025 V10 Updated items 6.3 and 6.5 12/11/2025 V11 Updated items 6.1/6.2, 6.3, 6.4, 6.5, 6.6, 12.1 and 12.9 01/13/2026

6.1/6.2 - STOCKHOLDING POSITION

BASE DATE 12.23.2025

Itaú Unibanco Holding S.A.	Ordinary Shares	%	Preferrend Shares	%	Total	%
IUPAR - Itaú Unibanco Participações S.A. Nationality: Brasileira CNPJ (**) 04.676.564/0001-08	2,905,107,629	51.713%	0	-	2,905,107,629	26.346%
Itaúsa S.A. Nationality: Brasileira CNPJ (**) 61.532.644/0001-15	2,202,446,151	39.205%	191,842	0.004%	2,202,637,993	19.975%
BlackRock, INC Nationality: American CNPJ (**) n/a	0	-	396,465,134	7.330%	396,465,134	3.595%
GQG Partners LLC Nationality: American CNPJ (**) n/a	0	-	274,551,229	5.076%	274,551,229	2.490%
Treasury	0	0.000%	344,662	0.006%	344,662	0.003%
Others	510,189,197	9.082%	4,737,573,348	87.585%	5,247,762,545	47.591%
Total	**5,617,742,977**	**100.000%**	**5,409,126,215**	**100.000%**	**11,026,869,192**	**100.000%**

(*) Individual Taxpayer's Registry (CPF)
(**) National Register of Legal Entity (CNPJ)

BASE DATE 12.31.2024

IUPAR - Itaú Unibanco Part. S.A.	Ordinary Shares	%	Preferrend Shares	%	Total	%
Itaúsa S.A. Nationality: Brasileira CNPJ (**) 61.532.644/0001-15	355,227,092	50.000%	350,942,273	100.000%	706,169,365	66.532%
Cia. E. Johnston de Participações Nationality: Brasileira CNPJ (**) 04.679.283/0001-09	355,227,092	50.000%	-	-	355,227,092	33.468%
Total	**710,454,184**	**100.000%**	**350,942,273**	**100.000%**	**1,061,396,457**	**100.000%**

BASE DATE 12.31.2024

Cia. E. Johnston de Part.	Ordinary Shares	%	Preferrend Shares	%	Total	%
Fernando Roberto Moreira Salles Nationality: Brasileira CPF (*) 002.938.068-53	3,274,000	50.000%	6,548,000	50.000%	9,822,000	50.000%
Pedro Moreira Salles Nationality: Brasileira CPF (*) 551.222.567-72	2,881,120	44.000%	5,762,240	44.000%	8,643,360	44.000%
João Moreira Salles Nationality: Brasileira CPF (*) 295.520.008-58	392,880	6.000%	785,760	6.000%	1,178,640	6.000%
Total	**6,548,000**	**100.000%**	**13,096,000**	**100.000%**	**19,644,000**	**100.000%**

BASE DATE 12.23.2025

Itaúsa S.A.	Ordinary Shares	%	Preferrend Shares	%	Total	%
Companhia ESA Nationality: Brasileira CNPJ (**) 52.117.397/0001-08	35,050,756	0.910%	298,719	0.004%	35,349,475	0.315%
Fundação Itaú Nationality: Brasileira CNPJ (**) 59.573.030/0001-30	438,596,084	11.381%	53,867,825	0.732%	492,463,909	4.392%
Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência Nationality: Brasileira CNPJ (**) 60.480.480/0001-67	593,462,239	15.400%	149,396,255	2.030%	742,858,494	6.625%
Rudric ITH Participações Ltda. Nationality: Brasileira CNPJ (**) 67.569.061/0001-45	3,219,187	0.084%	2,551,497	0.035%	5,770,684	0.051%
Alfredo Egydio Arruda Villela Filho Nationality: Brasileira CPF (*) 066.530.838-88	492,999,776	12.793%	289,078,174	3.928%	782,077,950	6.974%
Ana Lúcia de Mattos Barreto Villela Nationality: Brasileira CPF (*) 066.530.828-06	492,999,739	12.793%	269,681,709	3.664%	762,681,448	6.801%
Ricardo Villela Marino Nationality: Brasileira CPF (*) 252.398.288-90	246,779,550	6.404%	191,366,662	2.600%	438,146,212	3.907%
Rodolfo Villela Marino Nationality: Brasileira CPF (*) 271.943.018-81	246,852,799	6.406%	191,486,562	2.602%	438,339,361	3.909%
Paulo Setubal Neto Nationality: Brasileira CPF (*) 638.097.888-72	42,120	0.001%	528,343	0.007%	570,463	0.005%
Carolina Marinho Lutz Setubal Nationality: Brasileira CPF (*) 077.540.228-18	52,449,960	1.361%	18,008,601	0.245%	70,458,561	0.628%
Julia Guidon Setubal Nationality: Brasileira CPF (*) 336.694.358-08	52,449,960	1.361%	18,008,601	0.245%	70,458,561	0.628%
Paulo Egydio Setubal Nationality: Brasileira CPF (*) 336.694.318-10	52,449,960	1.361%	18,008,601	0.245%	70,458,561	0.628%
Fernando Setubal Souza e Silva Nationality: Brasileira CPF (*) 311.798.878-59	28,524,188	0.740%	14,070,164	0.191%	42,594,352	0.380%
Guilherme Setubal Souza e Silva Nationality: Brasileira CPF (*) 269.253.728-92	28,524,330	0.740%	13,074,976	0.178%	41,599,306	0.371%
Tide Setubal Souza e Silva Nogueira Nationality: Brasileira CPF (*) 296.682.978-81	28,524,774	0.740%	14,833,716	0.202%	43,358,490	0.387%
Olavo Egydio Setubal Júnior Nationality: Brasileira CPF (*) 006.447.048-29	13,984,686	0.363%	56,366,740	0.766%	70,351,426	0.627%
Bruno Rizzo Setubal Nationality: Brasileira CPF (*) 299.133.368-56	41,778,726	1.084%	99,421	0.001%	41,878,147	0.373%
Camila Setubal Lenz Cesar Nationality: Brasileira CPF (*) 350.572.098-41	41,778,727	1.084%	102,355	0.001%	41,881,082	0.373%
Luiza Rizzo Setubal Nationality: Brasileira CPF (*) 323.461.948-40	41,778,732	1.084%	111,384	0.002%	41,890,116	0.374%
Roberto Egydio Setubal Nationality: Brasileira CPF (*) 007.738.228-52	73,070,312	1.896%	27,816,498	0.378%	100,886,810	0.900%
Mariana Lucas Setubal Nationality: Brasileira CPF (*) 227.809.998-10	32,854,161	0.853%	12,271,181	0.167%	45,125,342	0.402%
Paula Lucas Setubal Nationality: Brasileira CPF (*) 295.243.528-69	32,854,161	0.853%	12,271,181	0.167%	45,125,342	0.402%
José Luiz Egydio Setubal Nationality: Brasileira CPF (*) 011.785.508-18	111,187,793	2.885%	53,002,891	0.720%	164,190,684	1.464%
Beatriz de Mattos Setubal Nationality: Brasileira CPF (*) 316.394.318-70	8,963,864	0.233%	399,182	0.005%	9,363,046	0.083%
Gabriel de Mattos Setubal Nationality: Brasileira CPF (*) 348.338.808-73	8,963,864	0.233%	399,182	0.005%	9,363,046	0.083%
Olavo Egydio Mutarelli Setubal Nationality: Brasileira CPF (*) 394.635.348-73	8,963,864	0.233%	399,182	0.005%	9,363,046	0.083%
Alfredo Egydio Setubal Nationality: Brasileira CPF (*) 014.414.218-07	138,136,722	3.585%	55,231,252	0.750%	193,367,974	1.724%
Alfredo Egydio Nugent Setubal Nationality: Brasileira CPF (*) 407.919.708-09	2,774	0.000%	281	0.000%	3,055	0.000%
Marina Nugent Setubal Nationality: Brasileira CPF (*) 384.422.518-80	2,774	0.000%	281	0.000%	3,055	0.000%
Ricardo Egydio Setubal Nationality: Brasileira CPF (*) 033.033.518-99	138,073,457	3.583%	55,736,969	0.757%	193,810,426	1.728%
Marcelo Ribeiro do Valle Setubal Nationality: Brasileira CPF (*) 230.936.378-21	2,816	0.000%	389,358	0.005%	392,174	0.003%
Rodrigo Ribeiro do Valle Setubal Nationality: Brasileira CPF (*) 230.936.298-02	2,816	0.000%	362,739	0.005%	365,555	0.003%
Patricia Ribeiro do Valle Setubal Nationality: Brasileira CPF (*) 230.936.328-62	2,816	0.000%	389,358	0.005%	392,174	0.003%
BlackRock, Inc Nationality: American CNPJ (**) n/a	0	0.000%	368,270,970	5.004%	368,270,970	3.284%
Treasury	-	-	2,340,311	0.032%	2,340,311	0.021%
Others	368,305,525	9.557%	5,469,831,712	74.318%	5,838,137,237	52.063%
Total	**3,853,634,012**	**100.000%**	**7,360,052,833**	**100.000%**	**11,213,686,845**	**100.000%**

BASE DATE 09.11.2025

Companhia ESA	Ordinary Shares	%	Total	%
Rudric ITH Participações Ltda. Nationality: Brasileira CNPJ (**) 67.569.061/0001-45	3,156,066	0.133%	3,156,066	0.133%
Alfredo Egydio Arruda Villela Filho Nationality: Brasileira CPF (*) 066.530.838-88	483,333,114	20.387%	483,333,114	20.387%
Ana Lúcia de Mattos Barreto Villela Nationality: Brasileira CPF (*) 066.530.828-06	483,333,078	20.387%	483,333,078	20.387%
Ricardo Villela Marino Nationality: Brasileira CPF (*) 252.398.288-90	241,940,736	10.205%	241,940,736	10.205%
Rodolfo Villela Marino Nationality: Brasileira CPF (*) 271.943.018-81	242,012,549	10.208%	242,012,549	10.208%
Paulo Setubal Neto Nationality: Brasileira CPF (*) 638.097.888-72	41,295	0.002%	41,295	0.002%
Carolina Marinho Lutz Setubal Nationality: Brasileira CPF (*) 077.540.228-18	51,421,530	2.169%	51,421,530	2.169%
Julia Guidon Setubal Winandy Nationality: Brasileira CPF (*) 336.694.358-08	51,421,530	2.169%	51,421,530	2.169%
Paulo Egydio Setubal Nationality: Brasileira CPF (*) 336.694.318-10	51,421,530	2.169%	51,421,530	2.169%
Fernando Setubal Souza e Silva Nationality: Brasileira CPF (*) 311.798.878-59	27,964,891	1.180%	27,964,891	1.180%
Guilherme Setubal Souza e Silva Nationality: Brasileira CPF (*) 269.253.728-92	27,965,030	1.180%	27,965,030	1.180%
Tide Setubal Souza e Silva Nogueira Nationality: Brasileira CPF (*) 296.682.978-81	27,965,465	1.180%	27,965,465	1.180%
Olavo Egydio Setubal Júnior Nationality: Brasileira CPF (*) 006.447.048-29	13,710,477	0.578%	13,710,477	0.578%
Bruno Rizzo Setubal Nationality: Brasileira CPF (*) 299.133.368-56	40,959,536	1.728%	40,959,536	1.728%
Camila Setubal Lenz Cesar Nationality: Brasileira CPF (*) 350.572.098-41	40,959,537	1.728%	40,959,537	1.728%
Luiza Rizzo Setubal Kairalla Nationality: Brasileira CPF (*) 323.461.948-40	40,959,542	1.728%	40,959,542	1.728%
Roberto Egydio Setubal Nationality: Brasileira CPF (*) 007.738.228-52	71,637,561	3.022%	71,637,561	3.022%
Mariana Lucas Setubal Nationality: Brasileira CPF (*) 227.809.998-10	32,209,962	1.359%	32,209,962	1.359%
Paula Lucas Setubal Nationality: Brasileira CPF (*) 295.243.528-69	32,209,962	1.359%	32,209,962	1.359%
José Luiz Egydio Setubal Nationality: Brasileira CPF (*) 011.785.508-18	109,007,641	4.598%	109,007,641	4.598%
Beatriz de Mattos Setubal Nationality: Brasileira CPF (*) 316.394.318-70	8,788,102	0.371%	8,788,102	0.371%
Gabriel de Mattos Setubal Nationality: Brasileira CPF (*) 348.338.808-73	8,788,102	0.371%	8,788,102	0.371%
Olavo Egydio Mutarelli Setubal Nationality: Brasileira CPF (*) 394.635.348-73	8,788,102	0.371%	8,788,102	0.371%
Alfredo Egydio Setubal Nationality: Brasileira CPF (*) 014.414.218-07	135,428,159	5.712%	135,428,159	5.712%
Alfredo Egydio Nugent Setubal Nationality: Brasileira CPF (*) 407.919.708-09	2,720	0.000%	2,720	0.000%
Marina Nugent Setubal Nationality: Brasileira CPF (*) 384.422.518-80	2,720	0.000%	2,720	0.000%
Ricardo Egydio Setubal Nationality: Brasileira CPF (*) 033.033.518-99	135,366,135	5.710%	135,366,135	5.710%
Marcelo Ribeiro do Valle Setubal Nationality: Brasileira CPF (*) 230.936.378-21	2,761	0.000%	2,761	0.000%
Patricia Ribeiro do Valle Setubal Nationality: Brasileira CPF (*) 230.936.328-62	2,761	0.000%	2,761	0.000%
Rodrigo Ribeiro do Valle Setubal Nationality: Brasileira CPF (*) 230.936.298-02	2,761	0.000%	2,761	0.000%
Total	**2,370,803,355**	**100.000%**	**2,370,803,355**	**100.000%**

BASE DATE 12.31.2024 Rudric ITH Participações Ltda. Ordinary Shares % Total % Ricardo Villela Marino 37,507,724 50.000% 37,507,724 50.000% Nationality: Brasileira CPF (*) 252.398.288-90 Rodolfo Villela Marino 37,507,724 50.000% 37,507,724 50.000% Nationality: Brasileira CPF (*) 271.943.018-81 Total 75,015,448 100.000% 75,015,448 100.000%

6.3. - Distribution of Capital Date of last general stockholders' meeting/ Date of last update 04/17/2025 Number of stockholders - individuals (units) 512,628 Number of stockholders - companies (units) 12,896 Number of institutional investors (units) 1,382 Outstanding shares Outstanding shares correspond to the lssuer's total shares, except for those held by the parent company, the people related to the latter, the lssuer's management members, and treasury shares. Number of common shares (units) 456,116,293 8.119% Number of preferred shares (units) 5,349,681,057 98.901% Total 5,805,797,350 52.651%

6.4. Relevant companies in which the issuer has an interest

Social Denomination	Corporate Taxpayer ID (CNPJ)	Issuer´s participation (%)
Banco Itaú Uruguay S.A.	11.929.613/0001-24	100.000000
Banco Itaucard S.A.	17.192.451/0001-70	100.000000
Itaú Chile Inversiones, Servicios Y Administracion S.A.	08.988.150/0001-67	99.999470
IGA Participações S.A.	04.238.150/0001-99	100.000000
Itaú Consultoria de Valores Mobiliários e Participações S.A.	58.851.775/0001-50	100.000000
Banco Itaú Chile	12.262.596/0001-87	26.299650
Itaú Corretora de Valores S.A.	61.194.353/0001-64	99.999990
Itaú Rent Administração e Participações Ltda.	02.180.133/0001-12	14.17270
Itaú Seguros S.A.	61.557.039/0001-07	0.000220
Itaú Unibanco S.A.	60.701.190/0001-04	100.000000
ITB Holding Brasil Participações Ltda.	04.274.016/0001-43	0.000001
Oca S.A.	08.988.128/0001-17	100.000000
Redecard Instituição de Pagamento S.A.	01.425.787/0001-04	19.378540
Itauseg Participações S.A.	07.256.507/0001-50	26.422550
Luizacred S.A. Soc. Crédito Financiamento Investimento	02.206.577/0001-80	50.000000
Itaú Unibanco Veículos Administradora de Consórcios Ltda.	42.421.776/0001-25	99.999990
Microinvest S.A. Sociedade de Crédito a Microempreendedor	05.076.239/0001-69	99.999990
Banco Itaú Veículos S.A.	61.190.658/0001-06	100.000000
Itauseg Saúde S.A.	04.463.083/0001-06	53.71873
Albarus S.A.	05.786.118/0001-00	1.751690
Itaú Administradora de Consórcios Ltda.	00.000.776/0001-01	0.001000
Itau BBA Assessoria Financeira S.A.	04.845.753/0001-59	99.950830
Itaú International Holding (Cayman) Ltd.	05.706.252/0001-54	100.000000

Base date: 12.23.2025

6.5 Insert the issuer's shareholder organization chart and the economic group to which it belongs. indicating:

a. all direct and indirect controlling shareholders and. if the issuer wishes. the shareholders with participation equal to or greater than 5% of a class or type of shares



Family Moreira Salles
Family Egydio de Souza Aranha
Free Float (*)
63.66% ON
17.89% PN
33.62% Total
36.07% ON
81.12% PN
65.64% Total
100.00% Total
Cia. E . Johnston de Participações
Itaúsa S.A.
50.00% ON
100.00% PN
66.53% Total
IUPAR - Itaú Unibanco Participações
50.00 % ON
33.47% Total
39.21% ON
19.83% Total
Free Float (*)
51.71% ON
26.15% Total
Itaú Unibanco Holding S.A.
8.12% ON
98.90% PN
52.65% Total
100.00% Total
Banco Itaú Veículos S.A.
26.30% Total
Banco Itaú Chile
100.00% Total
Banco Itaú Uruguay S.A.
100.00% ON
100.00% PN
100.00%Total
IGA Participações S.A.
99.95% ON
99.95% PN
99.95%Total
Itaú BBA Assessoria Financeira S.A.
100.00% ON
100.00% PN
100.00%Total
Itaú Consultoria de Valores Mobiliários e Participações S.A.
99.99% Total
Itaú Unibanco Veículos Administradora de Consórcios Ltda.
26.42% Total
Itauseg Participações S.A.
99.99% Total
Microinvest S.A. Sociedade de Crédito a Microempreendedor
53.72% Total
Itauseg Saúde S.A.
14.17%Total
Itaú Rent Administração e Participações Ltda.
0.000001% Total
ITB Holding Brasil Participações Ltda
19.38% Total
Redecard Instituição de Pagamento S.A.
100.00% Total
OCA S.A.
99.99% Total
Itaú Chile Inversiones, Servicios Y Administracion S.A.
100.00% ON
100.00% PN
100.00%Total
Itaú Unibanco S.A.
99.99% ON
100.00% PN
99.99%Total
Itaú Corretora de Valores S.A.
100.00% ON
100.00% PN
100.00%Total
Banco Itaucard S.A.
1.75% Total
Albarus S.A.
100.00% Total
Itau BBA International Holding Cayman Ltd.
50.00% Total
Luizacred S.A. Soc. Crédito Financiamento Investimento
0.00100% Total
Itaú Administradora de Consórcios Ltda.
0.00022% Total
Itaú Seguros S.A.

Base date: 12.23.2025

(*) percentage of shares representing the company's capital, except for those in treasury, held directly or indirectly by the controlling shareholder, by company officers and by persons related to them.

ON = common shares
PN = preferred shares

a) Direct and indirect controlling stockholders Direct controlling stockholders Itaúsa S.A. IUPAR - Itaú Unibanco Participações S.A. lndirect controlling stockholders Alfredo Egydio Arruda Villela Filho Alfredo Egydio Nugent Setubal Alfredo Egydio Setubal Ana Lúcia de Mattos Barretto Villela Beatriz de Mattos Setubal Bruno Rizzo Setubal Camila Setubal Lenz Cesar Carolina Marinho Lutz Setubal Cia. E. Jonhston de Participações Companhia ESA Fernando Roberto Moreira Salles Fernando Setubal Souza e Silva Gabriel de Mattos Setubal Guilherme Setubal Souza e Silva João Moreira Salles José Luiz Egydio Setubal Julia Guidon Setubal Luiza Rizzo Setubal Marcelo Ribeiro do Valle Setubal Mariana Lucas Setubal Marina Nugent Setubal Olavo Egydio Setubal Júnior Olavo Egydio Mutarelli Setubal Patrícia Ribeiro do Valle Setubal Paula Lucas Setubal Paulo Egydio Setubal Paulo Setubal Neto Pedro Moreira Salles Ricardo Egydio Setubal Ricardo Villela Marino Roberto Egydio Setubal Rodolfo Villela Marino Rodrigo Ribeiro do Valle Setubal Rudric ITH Participações Ltda. Tide Setubal Souza e Silva Nogueira

b) Subsidiary and affiliated companies
c) Issuer's ownership interest in the group companies
d) Group companies' ownership interest in the issuer
e) Companies under common control

Company Name	Participation in the Voting Capital (%)	Participation in the Share Capital (%)	Controlled or Subsidiary
In Brazil			
Itaú Unibanco S.A.	100.000000	100.000000	Subsidiary
Redecard Instituição de Pagamento S.A.	19.378540	19.378540	Subsidiary
Itaú Corretora de Valores S.A.	99.999997	99.999997	Subsidiary
Itau BBA Assessoria Financeira S.A.	99.950832	99.950832	Subsidiary
Itauseg Participações S.A.	26.422549	26.422549	Subsidiary
IGA Participações S.A.	100.000000	100.000000	Subsidiary
Itaú Consultoria de Valores Mobiliários e Participações S.A.	100.000000	100.000000	Subsidiary
Luizacred S.A. Soc. Crédito Financiamento Investimento	50.000000	50.000000	Subsidiary
Itauseg Saúde S.A.	53.718733	53.718733	Subsidiary
Itaú Unibanco Veículos Administradora de Consórcios Ltda.	99.999999	99.999999	Subsidiary
Itaú Rent Administração e Participações Ltda.	14.17270	14.17270	Subsidiary
Microinvest S.A. Sociedade de Crédito a Microempreendedor	99.999999	99.999999	Subsidiary
Banco Itaucard S.A.	100.000000	100.000000	Subsidiary
Banco Itaú Veículos S.A.	100.000000	100.000000	Subsidiary
Itaú Administradora de Consórcios Ltda.	0.001000	0.001000	Subsidiary
Itaú Seguros S.A.	0.000220	0.000220	Subsidiary
ITB Holding Brasil Participações Ltda.	0.000001	0.000001	Subsidiary
Abroad			
Banco Itaú Chile	26.299648	26.299648	Subsidiary
Banco Itaú Uruguay S.A.	100.000000	100.000000	Subsidiary
Itaú Chile Inversiones. Servicios Y Administracion S.A.	99.999471	99.999471	Subsidiary
Oca S.A.	100.000000	100.000000	Subsidiary
Itau BBA International Cayman Ltd. (ex-Itau BBA International (Cayman) Ltd.)	100.000000	100.000000	Subsidiary
Albarus S.A.	1.751688	1.751688	Subsidiary

Base date: 12.23.2025

6.6. Supply other information that the issuer may deem relevant Additional information on items 6.1/6.2 a) Regarding the stockholding position of the stockholder BlackRock, Inc. (“BlackRock”), the Company informs that on March 3, 2011 it received the information, as provided for in Article 12 of CVM Resolution nº 44/2021, as amended by CVM Instruction nº 568/2015, that, as investment manager of some of its clients, BlackRock acquired 159,335,737 preferred shares issued by the Company. Taking into consideration the many corporate events that took place at the Company since the acquisition of this interest, we present below the changes in BlackRock’s stockholding position, which represents 7.221% of the preferred shares and 3.569% of the total capital held by BlackRock. Statement of Changes in Blackrock's Stockholding Position Date Event Opening balance Event Closing balance 03/30/201 1 Opening balance at 03.30.2011, as provided by BlacKrocK (*) 159,335,737 - 159,335,737 11/01/201 1 stock split/reverse split according to notice of 09.01.2011 159,335,737 159,335,700 159,335,700 04/19/201 3 10% Bonus Share (ASM of 04.19.2013) 159,335,700 15,933,570 175,269,270 06/11/201 4 10% Bonus Share (ASM of 04.23.2014) 175,269,270 17,526,927 192,796,197 07/31/201 5 10% Bonus Share (ASM of 04.29.2015) 192,796,197 19,279,620 212,075,817 10/21/201 6 10% Bonus Share (ASM of 09.14.2016) 212,075,817 21,207,581 233,283,398 11/26/201 8 stocK split/reverse split according to notice of 11.01.2018 (ASM of 07.27.2018) 233,283,398 116,641,699 349,925,097 03/17/202 5 10% Bonus Share (Board of Directors' meeting of 02.05.2025) 349,925,097 34,992,509 384,917,606 12/23/202 5 3% Bonus Share (Board of Directors' meeting of 12.18.2025) 384,917,606 11,547,528 396,465,134 (*) Ownership interest at base date 08.19.2010 provided by the Stockholder on March 30, 2011 b) With regard to the shareholding position of the shareholder GQG Partners LLC, on January 18, 2022, the company received information, in accordance with Article 12 of CVM Resolution 44/2021, that GQG Partners LLC now holds 253,506,105 preferred shares issued by the Company. Taking into consideration the many corporate events that took place at the Company since the acquisition of this interest, we present below the changes in GQG Partners LLC stockholding position, which represents 5.001% of the preferred shares and 2.472% of the total capital held by GQG Partners LLC.

Statement of Changes in GQG Partners LLC Stockholding Position

Date	Event	Opening balance	Event	Closing balance
01/18/2022	On 01/18/2022, according to correspondence from GQG Partners LLC (*)	253,506,105	-	253,506,105
04/25/2024	On 04/25/2024, according to correspondence from GQG Partners LLC (**)	253,506,105	-14,600,821	238,905,284
08/29/2024	On 08/29/2024, according to correspondence from GQG Partners LLC (***)	238,905,284	3,417,072	242,322,356
03/17/2025	10% bonus in shares (Board of Directors' meeting of 02.05.2025)	242,322,356	24,232,235	266,554,591
12/23/2025	3% Bonus Share (Board of Directors' meeting of 12.18.2025)	266,554,591	7,996,638	274,551,229

(*) Shareholding on the base date of 01/18/2022, provided by the shareholder on 01/18/2022.

(**) Shareholding on the base date of 04/25/2024, provided by the shareholder on 04/26/2024.

(***) Inserted in the Reference Form on 08/29/2024 due to a stake of more than 5%.

c) On February 24, 2022, the capital of Cia. E. Johnston de Participações "EJ", previously distributed among the brothers Fernando Roberto Moreira Salles, Walther Moreira Salles Júnior, Pedro Moreira Salles and João Moreira Salles, was divided between Fernando Roberto Moreira Salles, holder of 50% of EJ's capital and Pedro Moreira Salles and his son, João Moreira Salles, holders, respectively, of 44% and 6% of EJ's capital. Pedro Moreira Salles and João Moreira Salles are also members of the Board of Directors of Itaú Unibanco Holding. The brothers Walther Moreira Salles Júnior and João Moreira Salles therefore ceased to be shareholders of EJ, transferring their respective holdings to the remaining shareholders, Fernando and Pedro, and to the new shareholder, João, in share purchase and sale transactions.

There was no change in the stake held by EJ in the capital of IUPAR, parent company of Itaú Unibanco Holding. Control of IUPAR continues to be exercised in accordance with the shareholders' agreement in force and, consequently, the transactions described did not result in any change in the management or governance of Itaú Unibanco Holding.

Additional information on item 6.3

The number of individual and corporate stockholders and institutional investors stated in item 6.3 of this Form refers to the April 17, 2025 base date.

The number of outstanding shares reported in item 6.3 of this Form refers to the base date of December 23, 2025 and takes into account all shares issued by the company, excluding those owned by the controlling shareholder, administrators and related parties, as well as shares held in treasury.

12.1 Information on share capital 12/18/2025 n/a 136,909,898,070.00 5,617,742,977 5,409,126,215 11,026,869,192 12/18/2025 n/a 136,909,898,070.00 5,617,742,977 5,409,126,215 11,026,869,192 12/18/2025 n/a 136,909,898,070.00 5,617,742,977 5,409,126,215 11,026,869,192 07/27/2018 n/a 0.00 970,707,023 1,179,323,785 2,150,030,808 Date of authorization or approval Term for Payment Capital Value R$ Number of common shares Number of preferred shares Total number of shares Number of common shares Number of preferred shares Total number of shares Type of capital Authorized Capital Type of capital Paid up Capital Date of authorization or approval Term for Payment Capital Value R$ Date of authorization or approval Term for Payment Capital Value R$ Number of common shares Number of preferred shares Total number of shares Total number of shares Capital Issued Capital Value R$ Type of capital Subscribed Capital Date of authorization or approval Term for Payment Number of common shares Number of preferred shares Type of capital

12.9. Supply other information that the issuer may deem relevant Information from item 12.1 On February 5, 2025, the Company’s Board of Directors deliberated to increase the social and paid-up capital within the limit of the authorized capital predicted on our Bylaws in the value of R$33,334,060,190.00 increasing it from R$ 90,729,000,000.00 to R$ 124,063,060,190.00. This increase was carried out through a share bonus, with the issuance of 980,413,535 new book- entry shares, with no par value, of which 495,829,036 are common shares and 484,584,499 are preferred shares, with the base date of this bonus being the shareholding position at the end of March 17, 2025. On November 27, 2025, the Company’s Board of Directors resolved to approve the cancellation of 78,850,638 book-entry preferred shares held in treasury, which had been acquired by the Company through the share repurchase program authorized by this Board of Directors at its meeting on February 5, 2025, pursuant to CVM Resolution No. 77/22. As a result of this cancellation, the share capital in the amount of BRL 124,063,060,190.00 shall henceforth be represented by 10,705,698,245 book-entry shares without par value, of which 5,454,119,395 are common shares and 5,251,578,850 are preferred shares, and the corresponding amendment to the bylaws will be resolved at the next General Meeting of Shareholders. On December 18, 2025, the Company’s Board of Directors resolved to increase the subscribed and paid-up share capital, within the limit of the authorized capital established by the Company’s Bylaws, by R$ 12,846,837,880.00, raising it from R$ 124,063,060,190.00 to R$ 136,909,898,070.00. This capital increase (i) was fully paid in through the capitalization of the Company's Statutory Reserves, as recorded in the financial statements as of 12/31/2024; (ii) resulted in the issuance of 321,170,947 new book-entry shares, without par value, consisting of 163,623,582 common shares and 157,547,365 preferred shares, which were granted free of charge to the Company’s shareholders as a share bonus, at a ratio of 3 (three) new shares of the same type for every 100 (one hundred) shares held, with treasury shares also receiving the bonus in the same proportion. Shareholders holding shares as of the close of business on 12/23/2025 in Brazil and 12/29/2025 in the United States were entitled to the bonus, and the new shares became tradable “ex” bonus rights as of 12/26/2025 in Brazil, with these new shares included in the shareholders’ positions on 12/30/2025. As a result of the capitalization of reserves with a share bonus, the Company’s Bylaws will be amended at the next General Meeting to record the new subscribed and paid-up share capital. Information from item 12.6 12.6. With respect to each type and class of security admitted for trading in foreign markets, please indicate:

In the United States Our preferred shares have been traded on the NYSE, as ADSs (one ADS represents one preferred share) since February 21, 2002, in compliance with the NYSE and SEC requirements. These requirements include the disclosure of financial statements under the IFRS as of 2011, and compliance with U.S. legislation requirements, including the Securities Exchange Act of 1934 and the Sarbanes-Oxley Act of 2002. Our ADSs are issued by the JPMORGAN CHASE BANK, with principal executive office located at 383 Madison Avenue, 11thFloor, New York, New York 10179. ADS holders do not have the same rights as stockholders, which are governed by the Brazilian Corporate Law. The depositary is the holder of the preferred shares underlying the ADSs. ADS holders have ADS holder rights. Investors may hold ADSs directly, registered in their name, or indirectly, through a brokerage or other financial institution. ADS holders do not have the same rights as stockholders, depositaries and holders of the corresponding shares in Brazil. The deposit agreement sets forth the rights and obligations of ADS holders and is governed by New York legislation. In the event of a capital increase that maintains or increases the proportion of the capital represented by preferred shares, the ADS holders, except as described above, have the preemptive right to subscribe only to newly issued preferred shares. In the event of a capital increase that reduces the proportion of capital represented by the preferred shares, the ADS holders, except as described above, have the preemptive right to subscribe to preferred shares in proportion to their interests, and to common shares only up to the extent necessary to prevent the dilation of their interests. Information from item 12.7 12.7. Describe securities issued abroad, when relevant, indicating, if applicable: a) identification of the security, indicating the jurisdiction; ITUB (ADS - American Depositary Share ) a. country United States of America b. market New York Stock Exchange c. administrative entity of the market in which the securities are admitted for trading U.S. Securities and Exchange Commission d.  date of admission for trading May 31, 2001 e. if applicable, please indicate the trading segment Level II f.  date on which the securities were first listed in the trading segment February 21, 2002 g.  percentage of trading volume abroad in relation to the total trading volume of each class and type in the previous year (¹) 48.3% (¹) h. if applicable, the proportion of deposit certificates abroad in relation to each class and type of shares (²) 20.3% (²) i.  if applicable, depository bank (3) JPMorgan Chase Bank j.  if applicable, custodian institution (3) Itaú Unibanco Holding S.A. (1) Total volume of ADSs traded in relation to the total volume of preferred shares traded in 2024. Source: Economática. (2) Balance of outstanding ADSs in relation to the preferred shares of the capital stock outstanding on December 31, 2024. Medium-Term Note Programme Euro MTF Depending on the issue N/A N/A JPMorgan Chase Bank JPMorgan Chase Bank Grand Duchy of Luxembourg Luxembourg Stock Exchange Commission de Surveillance du Secteur Financier Depending on the issue

b) number; c) total face value; d) issue date; f) restrictions on trading; g) convertibility into shares or concession of right to subscribe or purchase the issuer’s shares, indicating: i. conditions; ii. effects on capital; h) possibility of redemption, indicating: i. cases for redemption; ii. formula for calculating the redemption amount; i) when the securities are debt-related, please indicate: i. maturity, including early maturity conditions; ii. interest; iii. the guarantee and, if secured, a description of the asset that is the subject matter of the guarantee iv. in the absence of a guarantee, whether the credit is unsecured or subordinated v. any restrictions imposed on the issuer with respect to: • the distribution of dividends; • the disposal of certain assets; • the contracting of new debts; • the issue of new securities; • corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries. j) any conditions for changing the rights assured by such securities; k) other relevant characteristics. On March 29, 2010, the Medium-Term Note Program (“Program”) of Itaú Unibanco Holding S.A., operating through its head office in Brazil or by means of its branch in the Cayman Islands (“Issuer”), was launched. A list of the issues already settled is presented below: Issue Date Issue Liquidation First Issue 04.15.2010 04.15.2020

Second Issue 09.23.2010 01.22.2021 Reopening of the Second Issue 01.31.2011 01.22.2021 Fourth Issue 06.21.2011 12.21.2021 Reopening of the Fourth Issue 01.24.2012 12.21.2021 Fifth Issue 03.19.2012 03.19.2022 Sixth Issue 08.06.2012 08.06.2022 Seventh Issue 11.13.2012 05.13.2023 Eighth Issue 05.26.2015 05.26.2018 Ninth issue 12.12.2017 12.12.2024 Tenth Issue 03.19.2018 09.19.2025 Eleventh Issue 11.21.2019 11.21.2024 Twelfth Issue 01.24.2020 01.24.2023 Thirteenth Issue 01.24.2020 01.24.2025 Fourteenth Issue 02.27.2020 08.27.2025 Below are descriptions of the issues. Fifteenth Issue a. Identification of the security, indicating the jurisdiction: Tier II Subordinated Notes (“Notes”). The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 02 Global Notes in the Global Nominal Value indicated in item (c) below, which may be split into minimum denominations of US$ 200,000.00 and whole multiples of US$ 1,000.00 onwards. c. Total face value: US$500,000,000.00. d. Issue date: January 15, 2021. e. Debt balance on June 30, 2025: R$2,737,872,402.64 f. Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into shares: Not applicable. h. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Notes at the issuer’s discretion: As from the fifth anniversary of the issue date (inclusive) until April 15, 2026, subject to prior authorization by the Central Bank of Brazil, the Issuer may redeem the Notes, always in their totality. Early redemption of Notes for tax reasons: As from the fifth anniversary of the issue date, subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Notes will be redeemed at the Issuer`s discretion, always in their totality, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes should there be a regulatory event. A regulatory event is defined as a written notice from the Central Bank of Brazil or any other Brazilian regulatory authority, establishing that the Notes are not classified as falling into Tier II of the Referential Equity or they fall into it in lower proportion than that provided for in the regulation in effect on the issue date. The Notes may not be early redeemed at the holders’ discretion. The Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of Notes at the issuer’s discretion: 100% of the denominated value of US$1,000.00. Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. i. When the securities are debt-related, please indicate: i. Maturity, including early maturity conditions The maturity date of the Notes is April 15, 2031. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, will inform the Issuer of the accelerated maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the Early Redemption Amount. If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a court-supervised reorganization or bankruptcy plan or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days from their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Notes should observe the terms of subordination. ii.Interest: These are fixed-rate Subordinated Notes, of which interest rate is 3.875% per year by April 15, 2026. The offer price of the Notes was 99.671%, resulting in a yield to investors of 3.95%. After April 15, 2026, interest rate will be recalculated based on the interest rate in force for 5-year U.S. Treasury Bonds plus Credit Spread (equal to 3.446%). Credit Spread (3.446% per year) is defined as the difference in yield between the rate for the issue of the Notes (3.95% per year) and the interest rate in force for the 5-year U.S. Treasury Bonds upon issue (0.504% per year). The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches, and The Bank of New York Mellon (Luxembourg) S.A. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on April 15 and October 15, beginning April 15, 2021. The first interest period will be shorter, corresponding to the period from January 15, 2021 (inclusive) to April 15, 2021. iii.Guarantees: Not applicable.Subordinated Notes. In the event of winding up, the holders of the Notes will be repaid after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied. iv.Type: Subordinated. Please see item “vii – Other relevant characteristics”. v.Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable. the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions carried out, involving the issuer, its controlling stockholders or controlled companies: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. vi.Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are merely of form or of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with a permitted corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution nº 4,955, of October 21, 2021 (“Resolution nº 4,955”), as amended from time to time.The Issuer may not make any change that implies modification, at any level, to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes. vii.Other relevant characteristics: The Notes are direct, unsecured and subordinated obligations of the Issuer and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the tier 1 debt obligations to stockholders). The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering some exceptions that may be provided for in legislation, the same payment preference as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution nº 4,955. The Subordinated Notes were established by an Amended and Restated Trust Deed dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time.Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon between the Issuer and the Trustee. The Subordinated Notes are issued solely as book-entry notes. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated August 4, 2016, as amended from time to time. The Dealers of this issue are Itau BBA USA Securities, Inc; Banco BTG Pactual S.A., Cayman Branch; J.P. Morgan Securities LLC; Goldman Sachs & Co. LLC; Credit Agricole Securities (USA) Inc. and Citigroup Global Markets Inc.An authorization of the Luxembourg Stock Exchange was obtained for the Notes issued under the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was January 15, 2021. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item “f – Restrictions on outstanding securities”. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. Subject to authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Notes purchased will neither entitle the Issuer to attend the annual meeting of the holders of Notes nor be computed for quorum purposes in these meetings. The Issuer intends to use the net amount arising from the issue of Subordinated Notes to partially or fully finance and/or refinance existing or future social and/or green projects, as described in the Final Terms of this issue. Twentieth Issue a. Identification of the security, indicating the jurisdiction: Senior Notes (“Notes”). The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 02 Global Notes in the Global Nominal Value indicated in item (c) below, which may be split into minimum denominations of US$ 200,000.00 and whole multiples of US$ 1,000.00 onwards. c. Total face value: US$1,000,000,000.00. d. Issue date: February 24, 2025. e. Debt balance on June 30, 2025: R$5,484,147,345.52 f. Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into shares: Not applicable. h. Possibility of redemption: Yes, as follows. Cases for redemption: The Notes may not be early redeemed at the holders’ discretion. Early redemption of Notes for tax reasons: The Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature. The notes can be fully or partially redeemed at the Issuer’s discretion, provided that a prior notice is provided at least 15 days and at most 30 days in advance.

In the event above, the Notes will be cancelled. Formula for calculating the redemption amount: Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00. i. When the securities are debt-related, please indicate: Maturity, including early maturity conditions The maturity date of the Notes is February 27, 2027. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, will inform the Issuer of the accelerated maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the Early Redemption Amount. Should the Issuer (a) suspend payment of the principal value and/or interest in relation to the Notes on the dates on which such principal value and/or interest became due, except, in the case of principal values, if this non-payment event persists for a period of three days and, in the case of interest, for a period of ten days, (b) fail to comply with one or more of its other material obligations as defined for the respective series or in accordance with the Trust Deed and this non-performance persists for a period of 30 days after receiving written notice of this non-compliance from the Trustee, (c) (i) elect the early maturity of any debt or the debt of any one of its material subsidiaries and this early maturity be overdue at least two business days, or (ii) fail to make payment of values relating to its debt and the duration of the non-payment event be at least two business days, (d) (i) be wound up (except when related to a merger or corporate reorganization not involving bankruptcy or insolvency and conditional on the legal successor of the Issuer assuming the obligations pertaining to the Notes), (ii) suspend the payment or be unable to honor payments of its debts, (iii) propose a court-supervised reorganization or bankruptcy plan or promote any other action which implies a change to the payment conditions of its debts, or (iv) should bankruptcy proceedings be proposed by third parties against the Issuer, conditional on these actions not being suspended within sixty (60) days of their submission. In case of any of the events (a), (b) and (c) above, an event of default will occur only if the aggregate amount of the Debt with respect to which any of the events mentioned in the above items has occurred is equal to or higher than the amount equivalent to 0.8% of the Issuer’s reference equity for the most recent fiscal quarter. Holders of Notes representing two-thirds of the total face value of the Notes affected by the above events may revoke the early maturity following notification of this early maturity. Interest: These are fixed-rate Notes and the interest rate of which is 6.000% per year. Interest will be levied on the face value of each Note, from the issue date of the Notes, and will be due every six months on February 27 and August 27, beginning August 27, 2025. Guarantees: Not applicable. Type: Unsecured Any restrictions imposed on the issuer with respect to:

the distribution of dividends: Not applicable. the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions carried out, involving the issuer, its controlling stockholders or controlled companies: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the restructuring process; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are merely of form or of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) to add obligations to the Issuer, for the benefit of the holders of the Notes, or withdraw some right or power granted to the Issuer; (vi) to add guarantees to the Notes; (vii) that are made in conformity with a permitted corporate restructuring process; (viii) that are made for any other modification that does not substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee as soon as possible. Other relevant characteristics: The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all the Issuer’s current and future unsecured obligations. The Notes were established by an Amended and Restated Trust Deed dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, in the capacity of Trustee of the holders of the Notes, as amended from time to time and supplemented by the Final Terms issued on February 27, 2025. The Notes are issued solely as book-entry notes. The Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated August 4, 2016, as amended from time to time. The Dealers of this issue are Bofa Securities, Citigroup, Itaú BBA, J.P. Morgan and UBS Investment Bank. An authorization of the Luxembourg Stock Exchange was obtained for the Notes issued under the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes of the sixteenth series was February 27, 2025. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item “f - Restrictions on outstanding securities”. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange

Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets.